Horror Hub, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (0010)	17,306.84
PayPal Account	1,100.73
Savings (0000)	10.00
Total Bank Accounts	**$18,417.57**
Total Current Assets	**$18,417.57**
Other Assets	
Accumulated Amortization	-580.00
Organizational Costs	5,473.50
StartUp Costs	7,991.54
Total Other Assets	**$12,885.04**
TOTAL ASSETS	**$31,302.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	7,276.06
Total Credit Cards	**$7,276.06**
Total Current Liabilities	**$7,276.06**
Total Liabilities	**$7,276.06**
Equity	
Owner's Investment	0.00
Chad Dahlstrom - Contributions	20,000.00
Josh Balz - Contributions	5,000.00
Nathan Bryner - Contributions	40,000.00
Total Owner's Investment	**65,000.00**
Retained Earnings	0.00
Net Income	-40,973.45
Total Equity	**$24,026.55**
TOTAL LIABILITIES AND EQUITY	**$31,302.61**